Filed by Exelon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Constellation Energy Group, Inc.

(Reg. No. 333-175162)

On September 29, 2011, Exelon distributed the attached newsletter to its employees regarding the merger integration process.

IN Integration Newsletter

September 29, 2011 Issue

Questions and Answers with Ron and Steve

In the last several days, we distributed the latest round of frequently asked questions to Exelon and Constellation employees. These questions were gathered from various feedback sources, including our integration mailbox and town hall meetings with executives. Below are responses to a few of these questions. You can view the entire FAQ on your company’s internal merger web site.

Will the current CEG and Exelon pension plans be maintained in their current forms post merger?

During the Design Phase of the integration process, compensation and benefits (including pension) programs post-merger will be determined. Details about these programs will be communicated to employees in a timely manner.

What will the moving package look like for employees who may be relocated?

Exelon has a standard relocation package for employees who are asked to move. Whether there are any changes made to the standard package will be decided during the Design Phase.

Why is Constellation trying to sell energy to PECO and ComEd customers?

Constellation is a separate company that has a large, successful business selling energy to residential and commercial customers in 44 states and the District of Columbia; that business is particularly attractive to Exelon and will continue to operate under the Constellation brand once the merger closes. Since both Pennsylvania and Illinois allow customers to shop for their electricity supplier (separate from their delivery company, which doesn’t change), Constellation is one of many companies offering energy supply in the PECO and ComEd service territories, and is doing so completely independent of the ongoing merger activity. Customers can choose from several options which utilities don’t offer such as one, two and three year fixed or variable price points with renewable energy credits. As a side note, Exelon Energy, a competitive energy supplier, sells electricity to commercial and industrial businesses and Illinois and Pennsylvania.

Though we may not be able to immediately address every question, we remain committed to providing you with answers as quickly as we have them. In the meantime, thanks for your continued input and support.

Rules of the Road

While Exelon and Constellation work to obtain necessary regulatory approvals and to close the transaction, the companies must operate as entirely separate businesses. Employees must treat one another as competitors in our day-to-day work. This means we cannot directly exchange competitively sensitive information, and must be careful not to do anything that lessens competition between the companies or that would lessen either entity’s ability to compete were the transaction not to close. This is an important and sometimes complicated topic. If you have any questions, please discuss with your supervisor or legal counsel before action is taken.

Feedback

IN is produced by the Corporate Communications groups of both Exelon and Constellation. Please direct questions and comments to: Exelon employees:IntegrationOffice@exeloncorp.com; Constellation employees:IntegrationOffice@constellation.com.

Expected Milestones (timeline format)

Aug 3 Approved by Texas PUCT

Q4: Expect to seek shareholder approval

Oct 31 to Nov 10: Maryland PSC hearings, each business day

Nov 29—Maryland PSC public comment hearings

Dec 1—Maryland PSC public comment hearings

Dec 5—Maryland PSC public comment hearings

Jan 5: Maryland PSC decision deadline

Diversity and Inclusion: A Shared Goal

Today’s business climate dictates that companies must be able to attract, retain and develop top talent in order to grow the business and sustain success. Both Exelon and Constellation agree with this statement, with the added component of reflecting the communities we serve. It is critical that we draw from a diverse pool of qualified candidates and make them a part of an environment that values and leverages different backgrounds, experiences and perspectives. The two companies have captured their commitments to this important goal in brief statements:

Exelon’s Diversity and Inclusion Commitment Statement

Exelon operates in a world rich in diversity – in race, ethnicity, gender, sexual orientation, experience and thought. To achieve our Vision to be the best, we must value diversity by ensuring that we treat each other with respect and that each of us has opportunity to grow and succeed; by attracting and retaining employees who will best serve and represent all of our customers and communities; and by treating diversity as a business imperative, core value and moral obligation.

Constellation’s Statement of Belief on Diversity and Inclusion

Our commitment to diversity and inclusion begins with our belief that each person deserves to be treated with respect and valued as a whole person. By embracing and integrating diversity and inclusion into everything we do, we will be a more valuable company for all our stakeholders – our employees, customers, communities, suppliers and investors.

One of the most important ways the companies embrace the varied interests and backgrounds of their employees is through Employee Network Groups (Exelon) and Business Resource Groups (Constellation):

Exelon Employee Network Groups	Constellation Business Resource Groups

•    Exelon African-American Members Association (EAAMA)

•    Asian-American Community for Exelon Success (AACES)

•    Organization of Latinos at Exelon (OLE)

•    Network of Exelon Women (NEW)

•    Exelon Militaries Actively Connected (EMAC)

•    Exelon PRIDE (LGBT)

• Constellation African American Network (CAAN) • Developing Corporate Professionals (DCP) • Spectrum (LGBT) • Women’s Alliance • ECO-Team • Veteran’s Coalition

These groups provide employees additional opportunities for professional development, community involvement, networking and information sharing. Becoming a member of a business resource group is a great way to further engage in our businesses and the communities we serve. These groups – at both companies – are employee-run organizations that are formed around common interests and are open to all employees.

To learn more about D&I, visit myHR on the Exelon intranet, and the People/Employee Involvement tab on myConstellation.

Executive Bios

As we continue to introduce to employees Chris Crane’s direct reports effective with closing of the merger, here are the biographies of several of the executive vice presidents named in the Sept. 9 press announcement. Over the next couple of issues of IN, we will present biographical information on the other named executives.

Ruth Ann M. Gillis

Current and Future Title

Executive Vice President and Chief Administrative and Diversity Officer, Exelon Corporation President, Exelon Business Services Company

Profile

As chief administrative officer and president, Exelon Business Services Company (BSC), Gillis is responsible for providing oversight for transactional and corporate services to the Exelon operating companies. BSC encompasses information technology, supply chain, real estate and human resources, as well as other advisory, professional, technical and support services. As chief diversity officer, Gillis oversees all Exelon diversity initiatives including the company’s employee-focused Diversity & Inclusion strategy and the supplier-focused Diverse Business Enablement initiative. Gillis is also a member of Exelon’s Executive, Corporate Investment and Corporate Risk Management committees as well as a member of the Exelon Foundation board of directors.

Professional History

Prior to her current position, Gillis was responsible for areas including field operations, customer satisfaction, public/external affairs, and real estate and property management for ComEd as executive vice president, ComEd. From Exelon’s inception in October 2000 until October 2002, Gillis served as chief financial officer of Exelon Corporation. Prior to the merger that created Exelon, she was CFO of Unicom Corporation. In addition, she was senior vice president of competitive operations, which included customer service operations, marketing and sales and new business development, all residing in ComEd. Gillis also was responsible for the unregulated businesses residing in Unicom Enterprises, Inc., and Unicom Resources. She joined the company in 1997 as vice president and treasurer of Unicom Corporation. As treasurer, Gillis was responsible for the corporation’s financing activities, cash management, financial risk management and treasury functions.

Before joining Unicom, Gillis was CFO, treasurer and vice president of the University of Chicago Hospitals and Health System. Her responsibilities included oversight of all aspects of corporate finance and treasury for a $600 million health care system anchored by the University of Chicago Hospitals.

From 1977 through 1995, Gillis worked for First Chicago Corporation (now JPMorgan Chase & Co.), where she held a variety of lending and staff positions.

Civic and Board Involvement

Gillis donates her time to various community organizations. She is a sustaining member of the University of Chicago Cancer Research Foundation Women’s Board, and is the president of the foundation’s Board of Trustees. She serves as a trustee and chair-elect of The Goodman Theatre board, is a board member of the Lyric Opera of Chicago and is a Visionary Delegate with Vision 2020. Gillis is a member of the Chicago Network, Economic Club of Chicago and The Commercial Club of Chicago, and serves on the boards of Potlatch Corporation (NASDAQ: PCH) and KeyCorp (NYSE: KEY).

Education

Gillis received her bachelor’s degree in economics from Smith College in Northampton, Mass. She was distinguished as Phi Beta Kappa and graduated magna cum laude with high honors in 1977. In 1980, she graduated with a master’s degree in business administration from the University of Chicago Graduate School of Business, with a concentration in finance.

Family

Gillis and her husband reside in Chicago and have two sons.

Matthew F. Hilzinger

Current Title

Senior Vice President and Chief Financial Officer, Exelon Corporation

Future Title

Executive Vice President and Chief Integration Officer, Exelon Corporation

Profile

Matthew F. Hilzinger joined Exelon Corporation as vice president and corporate controller in April 2002. He was appointed to his current position in January 2008. As the chief financial officer for Exelon, Hilzinger is responsible for overseeing the execution of all financial activities including controllership, financial reporting, planning, treasury, investor relations, tax and risk management.

Professional History

Hilzinger’s career spans twenty-five years of financial and operating experience in a variety of international and domestic operations. Prior to joining Exelon, Hilzinger spent a short period of time with Credit Acceptance Corporation, in Southfield, Mich. Prior to Credit Acceptance, Hilzinger was with Kmart Corporation in Troy, Mich., where he held a number of financial positions including vice president, controller, assistant treasurer and divisional vice president, logistics finance and planning. Previously Hilzinger held various financial and operating positions at Handleman Company, also in Troy. Hilzinger began his career at Arthur Andersen & Co. in Detroit.

Civic Involvement

Hilzinger is a member of the Board of Trustees for Ravinia Festival Association in Chicago and a member of the Audit Committee for the United Way of Metropolitan Chicago.

Education

Hilzinger received his bachelor’s of business administration degree from the University of Michigan in Ann Arbor, Michigan. He received his certification as a certified public accountant in 1987.

Family

Hilzinger and his wife, Shirley, have two sons.

Jonathan (Jack) W. Thayer

Current Title

Senior Vice President and Chief Financial Officer, Constellation Energy

Future Title

Executive Vice President and Chief Financial Officer, Exelon Corporation

Profile

Jonathan (Jack) W. Thayer was appointed senior vice president and chief financial officer of Constellation Energy in October 2008. In his role as CFO, Thayer is responsible for all of Constellation Energy’s financial matters, including information technology and operations, accounting, audit, financial planning, tax, treasury and investor relations activities.

Professional History

Thayer joined Constellation Energy in 2002 as director, Investor Relations, responsible for managing Constellation Energy’s relationships with shareholders and analysts. In 2004, he was appointed vice president and managing director, Corporate Strategy & Development, responsible for strategic transaction analysis and planning. He was appointed treasurer in August 2008.

Prior to joining Constellation Energy, Thayer held financial positions at Deutsche Bank Securities Inc. and SBC Warburg Dillon Read Inc., primarily focusing on mergers and acquisitions and financing transactions within the health care services, medical technology, biotechnology and pharmaceuticals industries.

Thayer served as a project officer in Mukono, Uganda, from 1994-1995. He managed the Ugandan AIDS Project operations, including development and implementation of palliative AIDS care programs and implementation of administrative, training and supply networks for the Church of Uganda’s rural health care initiative.

Civic Involvement

Thayer was the Chairman of Constellation Energy’s 2006 and 2007 United Way Campaign and currently serves as a Board member of The United Way of Central Maryland and Family and Children’s Services of Central Maryland.

Education

Thayer earned a bachelor’s degree in history from Middlebury College, cum laude, and a master’s degree in business administration from Harvard University. He has also earned the title of Eagle Scout.

Family

Thayer is married and has two children.

Cautionary Statements Regarding Forward-Looking Information

Except for the historical information contained herein, certain of the matters discussed in this communication constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed merger of Exelon Corporation (Exelon) and Constellation Energy Group, Inc. (Constellation), integration plans and expected synergies, the expected timing of completion of the transaction, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon and Constellation, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication regarding the proposed merger. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or Constellation could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs, unexpected liabilities or unexpected delays, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (11) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (12) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Exelon, Constellation or the combined company. Discussions of some of these other important factors and assumptions are contained in Exelon’s and Constellation’s respective filings with the Securities and Exchange Commission (SEC), and available at the SEC’s website at www.sec.gov, including: (1) Exelon’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 18; (2) Exelon’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors, (b) Part 1, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Note 13; (3) Constellation’s 2010 Annual Report on Form 10-K in (a) ITEM 1A. Risk Factors, (b) ITEM 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) ITEM 8. Financial Statements and Supplementary Data: Note 12; and (4) Constellation’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 in (a) Part II, Other Information, ITEM 1A. Risk Factors and ITEM 5. Other Information, (b) Part I, Financial Information, ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and (c) Part I, Financial Information, ITEM 1. Financial Statements: Notes to Consolidated Financial Statements, Commitments and Contingencies. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the preliminary joint proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 that Exelon filed with the SEC on August 17, 2011 in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor Constellation undertake any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On August 17, 2011, Exelon filed with the SEC Amendment No. 1 to its Registration Statement on Form S-4 that included a preliminary joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and Constellation to their respective security holders in connection with the proposed merger of Exelon and Constellation. These materials are not yet final and may be amended. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY

STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION about Exelon, Constellation and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the preliminary joint proxy statement/prospectus and definitive joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Constellation Energy Group, Inc., Investor Relations, 100 Constellation Way, Suite 600C, Baltimore, MD 21202. Investors and security holders may also read and copy any reports, statements and other information filed by Exelon, or Constellation, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Exelon, Constellation, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 24, 2011 in connection with its 2011 annual meeting of shareholders, and information regarding Constellation’s directors and executive officers is available in its proxy statement filed with the SEC by Constellation on April 15, 2011 in connection with its 2011 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus.

******